Exhibit 4.1

KITOV PHARMACEUTICALS HOLDINGS LTD.

The Bank of New York Mellon

Depositary Receipts

101 Barclay Street

New York, New York 10286

Ladies and Gentlemen:

This letter shall serve as an amendment (the “Amendment”) to that certain Warrant Agent Agreement, dated November 25, 2015 (the "Agreement") between Kitov Pharmaceuticals Holdings Ltd., a company incorporated under the laws of the State of Israel (the "Company"), and The Bank of New York Mellon (the "Warrant Agent"). Words used but not defined in this letter that are defined in the Agreement have the meanings assigned to them in the Agreement.

The Company is engaged in a subsequent public offering (the "Offering") of Units consisting of ADSs and Warrants. Notwithstanding anything to the contrary in the Agreement, the Company may instruct the Warrant Agent to issue additional Warrants in connection with the Offering.

The Company and the Warrant Agent hereby mutually agree to the following amendments to the Agreement:

1.	Section 3.3.1(b) of the Agreement shall be amended and replaced in its entirety with the following:

“(b) If any of (i) the Warrants, (ii) the Election to Purchase, or (iii) the Deposit Amount therefor (and, if applicable, any taxes or charges due in connection with the exercise of such Warrants), is received by the Warrant Agent on any date after 5:00 P.M., New York City time, or on a date that is not a Trading Day, the Warrants with respect thereto will be deemed to have been received and exercised on the Trading Day next succeeding such date. “Business day” means a day other than a Saturday or Sunday on which commercial Banks in New York City are open for the general conduct of banking business. The “Exercise Date” will be the date on which the materials in clauses (i) and (ii) of the foregoing sentence are received by the Warrant Agent (if by 5:00 P.M., New York City time), or the following Trading Day (if after 5:00 P.M., New York City time), regardless of any earlier date written on the materials. If the Warrants are received or deemed to be received after the Expiration Date, the exercise thereof will be null and void and any funds delivered to the Warrant Agent will be returned to the Holder or Participant, as the case may be, as soon as practicable. In no event will interest accrue on any funds deposited with the Warrant Agent in respect of an exercise or attempted exercise of Warrants.”

2.	Section 3.3.2(b) of the Agreement shall be amended and replaced in its entirety with the following:

“(b) The Company shall, by no later than 5:00 P.M., New York City time, on the third Trading Day following the Exercise Date of any Warrant provided that the funds in payment of the Exercise Price have cleared into the Company’s bank account at least one Trading Day prior thereto (such date and time, the “Delivery Time”), cause its registrar to deliver the Warrant Shares issuable upon that exercise to the Depositary’s Israeli custodian for deposit under the Deposit Agreement and instruct the Depositary to deliver the Warrant ADSs issuable upon that deposit of Warrant Shares as requested in the Election to Purchase.”

3.	Section 3.3.9 of the Agreement shall be amended and replaced in its entirety with the following:

“3.3.9 Share Delivery Failure. In addition to any other rights available to the Holder, if the Company fails to cause the Depositary to deliver the Warrant ADSs to the Holder pursuant to Section 3.3.2 on or before 5:00 p.m. (New York City time) after the Delivery Time (the “Share Delivery Deadline”), and if after such date the beneficial owner is required by its broker to purchase (in an open market transaction or otherwise) or the beneficial owner’s brokerage firm otherwise purchases, ADSs or Ordinary Shares to deliver in satisfaction of a sale by the beneficial owner of the Warrant ADSs, which the beneficial owner anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the beneficial owner’s total purchase price (including brokerage commissions, if any) for the Warrant ADSs or Warrant Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant ADSs or Warrant Shares, as applicable, that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant ADSs or Warrant Shares, as applicable, for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Warrant ADSs or Warrant Shares, as applicable, that would have been issued had the Company timely complied with its delivery obligations. For example, if the beneficial owner purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Warrant ADSs with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000 for the benefit of the beneficial owner. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. In addition, if the Company fails for any reason to deliver to the Holder the Warrant ADSs pursuant to Section 3.3.2 by the Share Delivery Deadline, the Company shall pay to the Holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of Warrant ADSs subject to such exercise (based on the VWAP of the ADSs on the date of the applicable Exercise Date), $10 per Trading Day (increasing to $20 per Trading Day on the fifth Trading Day after such liquidated damages begin to accrue) for each Trading Day after such Share Delivery Deadline until such Warrant ADSs are delivered or Holder rescinds such exercise. Nothing herein shall limit right of a Holder to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Warrant ADSs upon exercise of Warrants as required pursuant to the terms hereof.”

Except as modified by this Amendment, the terms, provisions and requirements of the Agreement shall remain the same and in full force and effect in accordance with the terms and provisions thereof.

If the foregoing is in accordance with your understanding, please countersign and return a copy of this letter, whereupon this letter will constitute an agreement between the Company and the Warrant Agent as of the date first written above.

Very truly yours,

KITOV PHARMACEUTICALS HOLDINGS LTD.

By: ___________________________

      Name:

      Title:

Acknowledged and agreed:

the bank of new york mellon

By: ________________________________

       Name:

       Title: